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           UNITED STATES                          ------------------------------
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                                 SCHEDULE 13D/A*

                    Under the Securities Exchange Act of 1934

                       Air Transport Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00922R105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                William Kourakos
                 Perella Weinberg Partners Capital Management LP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 287-3318

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 2 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,894,600 Shares of Common Stock
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 3 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION EQUITY LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,894,600 Shares of Common Stock
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 4 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION FUND GP LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,894,600 Shares of Common Stock
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 5 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,894,600 Shares of Common Stock
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 6 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      5,894,600 Shares of Common Stock
    EACH              --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 7 OF 11 PAGES
------------------------                                     -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS GROUP LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,894,600 Shares of Common Stock
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,894,600 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.32%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 8 OF 11 PAGES
------------------------                                     -------------------


Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on July 2, 2008 (the "Original
Schedule 13D") by the Reporting Persons (as defined below). This Amendment No. 1 is being filed by (i) Perella Weinberg Partners Xerion Master Fund Ltd., a Bermuda limited company (the "Master Fund"), with respect to shares of Common Stock (as defined below) directly owned by it; (ii) Perella Weinberg Partners Xerion Equity LP, a Delaware limited partnership (the "Master Fund Manager"), which serves as the manager of the Master Fund, with respect to shares of Common Stock directly owned by the Master Fund; (iii) Perella Weinberg Partners Xerion Fund GP LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of the Master Fund Manager, with respect to shares of Common Stock directly owned by the Master Fund; (iv) Perella Weinberg Partners Capital Management LP, a Delaware limited partnership (the "Investment Manager") that is registered with the Securities and Exchange Commission as an investment adviser, which indirectly serves as the investment adviser to the Master Fund and is also the managing member of the GP, with respect to the shares of Common Stock directly owned by the Master Fund; (v) Perella Weinberg Partners Capital Management GP LLC, a Delaware limited liability company ("PWPCMGP"), which serves as the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the shares of Common Stock directly owned by the Master Fund; and (vi) Perella Weinberg Partners Group LP, a Delaware limited partnership ("Group"), which serves as the managing member of PWPCMGP, the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the shares of Common Stock directly owned by the Master Fund. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Amendment No. 1 relates to the common stock, par value $.01, (the "Common Stock") of Air Transport Services Group, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was previously filed as Exhibit A to the Original
Schedule 13D.

     The Master Fund Manager, as manager to the Master Fund, which directly owns the Common Stock to which this filing relates, has voting and dispositive authority over such Common Stock. As such the Master Fund Manager may be deemed to be the beneficial owner of such Common Stock. The GP, as general partner to the Master Fund Manager, may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates. The Investment Manager is the managing member of the GP. As such, it may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Common Stock to which this filing relates. PWPCMGP is the general partner of the Investment Manager. As such, it may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates. Group is the managing member of PWPCMGP. As such, it may be deemed to control PWPCMGP and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates.

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 9 OF 11 PAGES
------------------------                                     -------------------

         Each of the Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group disclaims beneficial ownership of all of the Shares reported in this Schedule 13D/A.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

          5,894,600 Shares of Common Stock reported in this Schedule 13D/A were acquired by the Master Fund. The aggregate purchase price for the 5,894,600 Shares of Common Stock Shares was approximately $11,570,727. The Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group do not directly own any Shares. The source of funds for the purchase of the Shares reported in this
Schedule 13D/A was the working capital of the Master Fund.

ITEM 4.        PURPOSE OF TRANSACTION.

          Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

          The Shares reported in this Schedule 13D/A were acquired for investment in the ordinary course of business. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A. The Reporting Persons have engaged in discussions with the Company regarding business, operational and strategic alternatives to maximize value for the shareholders in the wake of recent developments in the Company's DHL related business. The primary interest of the Reporting Persons is to ensure that the value of the Common Stock of the Company is maximized for the benefit of all shareholders. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in additional discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, forming and conducting or otherwise participating in strategic developments, plans or proposals relating to the Company and its business and operations, including those that potentially may have the purpose or effect of changing or influencing the control of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D/A.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

          Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended as follows:

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 10 OF 11 PAGES
------------------------                                     -------------------

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,894,600 Shares of Common Stock Shares, representing approximately 9.32% of the Company's outstanding Common Stock (based upon the 63,227,084 Shares stated to be outstanding by the Company as of May 12, 2006, in the Company's Form 10-Q for the quarter ended on March 31, 2008, filed with the Securities and Exchange Commission on May 13, 2008).

          (b) The Reporting Persons may be viewed as having shared voting and dispositive power with respect to 5,894,600 Shares of Common Stock.

          (c) The following transactions were effected by the Reporting Persons since the filing of the Original Schedule 13D. All of the Shares were purchased in open market transactions.

                              LIST OF TRANSACTIONS


            Name                     Date     Number of Shares   Price Per Share
                                              Purchased/(Sold)

Perella Weinberg Partners Xerion    08/04/2008     200,000            $1.00
Master Fund Ltd.

Perella Weinberg Partners Xerion    08/04/2008     100,000            $1.00
Master Fund Ltd.

Perella Weinberg Partners Xerion    08/04/2008     109,700            $1.00
Master Fund Ltd.

Perella Weinberg Partners Xerion    08/01/2008      30,000            $1.00
Master Fund Ltd.

Perella Weinberg Partners Xerion    08/01/2008      47,400            $0.99
Master Fund Ltd.

Perella Weinberg Partners Xerion    08/01/2008      83,000            $0.98
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/31/2008      77,694            $0.92
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/30/2008      56,040            $0.92
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/30/2008       7,600            $0.90
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/29/2008     104,136            $0.86
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/28/2008      68,130            $0.87
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/25/2008       7,900            $0.87
Master Fund Ltd.

Perella Weinberg Partners Xerion    07/25/2008       3,000            $0.86
Master Fund Ltd.

                                 SCHEDULE 13D/A

------------------------                                     -------------------
CUSIP NO. 00922R105                                          PAGE 11 OF 11 PAGES
------------------------                                     -------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2008

                           PERELLA WEINBERG PARTNERS XERION MASTER
                           FUND LTD.

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS XERION EQUITY LP

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS XERION FUND GP LLC

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT LP

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT GP LLC

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS GROUP LP

                           /s/ William Kourakos
                           -----------------------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person